EXHIBIT 1

RIDER                                                                     [LOGO]

      To be attached to and form part of Investment Company Bond, No. FL 0240949 In favor of

      It is agreed that:

      1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

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
|X|   Item 2.    Bond Period: from 12:01 a.m. on January 5, 2008 to 12:01 a.m. on January 5, 2009
                 Standard Time                   (MONTH, DAY, YEAR)               (MONTH, DAY, YEAR)
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|X|   Item 3.    Limit of Liability

                 Provided however,  that if specific limits, are shown below as applicable to any specified COVERAGE,  such specific limits  shall apply to the  coverage  provided by such  COVERAGES  and are in lieu of, and not in addition  to, the above bond Limit of Liability.  If "Not  Covered" is inserted  below beside any  specified  COVERAGE,  the coverage provided by such COVERAGE is deleted from this bond.

                                                 COVERAGES                                Limit of Liability      Deductible
                  I.  Employee                                                          $200,000.               $ 5,000.
                 II.  Premises                                                          $200,000.               $ 5,000.
                III.  Transit                                                           $200,000.               $ 5,000.
                 IV.  Forgery or Alteration                                             $200,000.               $ 5,000.
                  V.  Securities                                                        $200,000.               $ 5,000.
                 VI.  Counterfeit Currency                                              $200,000.               $ 5,000.
                VII.  Computer Systems Fraudulent Entry                                 $200,000.               $ 5,000.
               VIII.  Voice Initiated Transaction                                       $200,000.               $ 5,000.
                 IX.  Telefacsimile Transfer Fraud                                      $200,000.               $ 5,000.
                  X.  Uncollectible Items of Deposit                                    $ 25,000.               $ 1,000.
                 XI.  Audit Expense                                                     $ 25,000.               $ 1,000.
                XII.  Stop Payment                                                      $ 25,000.               $ 1,000.
               XIII.  Unauthorized Signatures                                           $ 25,000.               $ 1,000.

                      Optional Coverages:
                      Extortion Threats To Persons                                      $20,000.                $ 5,000.
                                                                                        $                       $
                                                                                        $                       $

              No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company."
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      2.    This rider applies to loss sustained at any time but discovered after 12:01 a.m. on January 5, 2008  standard time.


AMEND DECLARATIONS PAGE - DISCOVERY RIDER
ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.
ADOPTED MAY 2003

Form F-6004-0                                                        Page 1 of 1


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EXHIBIT 2

                            Certificate of Secretary
                                 Epiphany Funds
                             Regarding Fidelity Bond

      The undersigned, being the duly elected, qualified and acting Secretary of the Epiphany Funds, a business Trust organized under the laws of state of Ohio (the "Trust"), hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Board of Trustee of the trust at a meeting held on December 27, 2007 at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

      IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the said Trust on this 15th day of January, 2008.

                                          Epiphany Funds

                                          /s/ David F. Ganley
                                          -----------------------
                                          David F. Ganley
                                          Secretary


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                                 Epiphany Funds
    Minutes of the Meeting of the Board of Trustees held on December 27, 2007

Approval of Fidelity Bond Coverage
----------------------------------

      WHEREAAS, the Trustees of Epiphany Funds, including a majority of the Trustees who are not "interested persons" as the term is defined in the Investment Company Act of 1940, as amended, have reviewed the form and coverage of Hartford Fire Insurance Company Policy No FL0240949, as amended to the date of this meeting (the "Fidelity Bond"); and

      WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by rule 17g-1 promulgated under the Investment Company Act of 1940; and

      WHEREAS, the custody and safekeeping of Epiphany Fund's securities are exclusively the obligation of Huntington Bank as Custodian for Epiphany Funds; and

      WHEREAS, no employee of Epiphany Funds or employee of the Adviser has access to Epiphany Fund's portfolio securities.

      IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

      FURTHER RESOLVED, the President of Epiphany Funds is designated as the person who shall make or cause to be made, the filings and give the notices required by Paragraph (h) of rule 17g-1.